September 14, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Extraction Oil & Gas, LLC
Amendment No. 4 to
Draft Registration Statement on Form S-1
Submitted August 31, 2016
CIK No. 1655020

Ladies and Gentlemen:

Set forth below are the responses of Extraction Oil & Gas, LLC, a Delaware limited liability company (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 9, 2016, with respect to Amendment No. 4 to Draft Registration Statement on Form S-1, CIK No. 1655020, submitted to the Commission on August 31, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing a Registration Statement on Form S-1 (“Submission No. 1”) via EDGAR. For convenience, we will hand deliver three full copies of Submission No. 1, as well as three copies of Submission No. 1 marked to show all changes made since the last submission of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Submission No. # unless otherwise specified.

Prospectus Summary, page 1

Our Business Strategies, page 4

Maintain financial flexibility and apply a disciplined approach to capital allocation, page 5

1.                                      We note your disclosure of the Bayswater acquisition on page 7, and that you intend to fund the purchase price through the issuance of up to “$ million” in equity-linked securities and the remainder through borrowings under your revolving credit facility.

Please ensure that in a discussion of your financial profile at the time of this offering, you also give effect to the funding of the Bayswater acquisition.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure in order to indicate that our discussion of our financial profile at the time of the offering gives effect to the funding of the Bayswater Acquisition. Please see pages 6, 56, 58 and 106.

Use of Proceeds, page 54

2.                                      Once you know the expected size of the offering, and not later than when you provide the price range for the offering, if any amount is used other than to repay borrowings under your revolving credit facility, please provide estimated amounts you intend to allocate to each of the identified uses, including with respect to “general corporate purposes” that you reference. If addition, if amounts will be allocated to more than one use, please present the information in tabular form to facilitate clarity. See Item 504 of Regulation S-K and the instructions thereof.

RESPONSE:

We acknowledge the Staff’s comment and commit to provide revised  disclosure regarding the use of the net proceeds of this offering to include estimated amounts we intend to allocate to each of our identified uses, including with respect to “general corporate purposes” once we know the expected size of the offering. In order to clarify the allocation of proceeds to each such anticipated use, we have included, in tabular format, the anticipated breakdown of proceeds we anticipate will be allocated to each use.  Please see pages 13 and 56.

3.                                      Please revise to disclose whether, upon repayment of the revolving credit facility, you have any plans to immediately draw down on the credit facility, and if so, for what purpose.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to reflect that, historically, borrowings under the revolving credit facility were incurred to fund the development and exploration of our oil and gas properties and that we intend to re-borrow, from time to time, amounts repaid under our revolving credit facility in order to fund our capital program. Please see page 56.

Bayswater Properties Acquired by Extraction Oil & Gas, LLC, page F-125

Supplemental Oil and Gas Reserve Information (Unaudited), page F-132

4.                                      We note the year-end 2015 proved reserve disclosures for the Bayswater acquisition. Please file a third party reserve report effective December 31, 2015 for these properties as an exhibit.

Include labels for the table of oil, natural gas liquids and gas volumes disclosed here as reserves. If significant, natural gas liquid volumes should be disclosed separately. Refer to FASB subparagraph ASC 932-235-50-4(a).

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to clarify that the year-end 2015 proved reserve disclosures for the Bayswater Acquisition are based upon the estimates of Bayswater’s internal reserve engineers, and not upon the report of a third-party reserve engineer. Please see page F-131. Further, it should be noted that Bayswater generally sells a wet stream of natural gas and crude oil (i.e, two products) at the wellhead and therefore does not sell natural gas liquids at the tailgate of a processing plant.  Accordingly, they have historically prepared their proved reserve estimates on a two-stream basis. In addition, while we requested that Bayswater provide updated proved reserve estimates on a three-stream basis, we were told they are not prepared to provide a three stream report.  Upon closing the Bayswater Acquisition, it is our intention to present and report our combined proved reserves on a three-stream basis.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Julian J. Seiguer of the same firm at (713) 758-2790.

Very truly yours,

EXTRACTION OIL & GAS, LLC

By:	/s/ Russell T. Kelley, Jr.
Name:	Russell T. Kelley, Jr.
Title:	Chief Financial Officer

Enclosures

cc:	Mark A. Erickson, Chairman and Chief Executive Officer

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.

Sean T. Wheeler, Latham & Watkins LLP

Angel Salinas, PricewaterhouseCoopers LLP